

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 7, 2019

<u>Via E-mail</u>
Richard H. Fearon
Principal Financial Officer
Eaton Corporation plc
Eaton House, 30 Pembroke Road
Dublin 4, Ireland D04 Y0C2

>   **Re: Eaton Corporation plc**
>   **Form 10-K for the Fiscal Year Ended December 31, 2017**
>   **Filed February 28, 2018**
>   **File No. 0-54863**

Dear Mr. Fearon:

        We refer you to our comment letter dated December 20, 2018, regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ Cecilia Blye
>
>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc: Lizbeth L. Wright
        Eaton Corporation plc

        Amanda Ravitz
        Assistant Director